Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 24, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11475
Diversified High Income ETF Portfolio, Series 1
(the “Trust”)
CIK No. 2014647 File No. 333-279305

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “The Trust seeks to provide investors with a high rate of current monthly income by investing across a broad range of high income paying ETFs. The ETFs invest across asset classes, including in common stocks, floating-rate securities, high-yield securities, investment grade securities, preferred securities, options, mortgage-backed securities, U.S. Treasury Obligations, senior loans, covenant-lite loans and foreign securities.”

(a)As the Trust’s strategy is to invest across a broad range of high income paying ETFs, please clarify, if true, that the Trust will accomplish this by holding ETFs that invest predominantly in the higher yielding asset classes (rather than investing in investment grade securities and U.S. Treasury Obligations).

(b)Please clarify whether “The ETFs invest across asset classes” means that all the ETFs will invest in a broad range of fixed income asset classes or whether an ETF may invest in a single asset class.

(c)Please disclose in the second sentence of the above-referenced disclosure that high-yield securities may also be known as “junk bonds.”

(d)Please add disclosure describing the type and purpose for which the options referenced in the second sentence of the above-referenced disclosure will be utilized (e.g., writing call options on individual stocks and/or on stock indices in order to generate additional income).

(e)For clarity, please tie the foreign securities in which the ETFs invest to the types of asset classes listed in the second sentence of the above-referenced disclosure. If foreign securities are not part of the Trust’s portfolio selection process, please consider whether this disclosure is better placed in the third paragraph of the “Portfolio Selection Process.”

Response:Please refer to the Trust’s responses below:

(a) While the Trust seeks to provide investors with a high rate of current monthly income by investing across a broad range of high income paying ETFs, the Trust notes that not all of the ETFs will necessarily invest in higher yielding securities.

(b)The disclosure has been revised in accordance with the Staff’s comment. Please see below for the revised “Portfolio Selection Process.”

(c) The disclosure has been revised in accordance with the Staff’s comment. Please see below for the revised “Portfolio Selection Process.”

(d)The disclosure has been revised in accordance with the Staff’s comment. Please see below for the revised “Portfolio Selection Process.”

(e) The Trust notes that ETFs that hold foreign securities are part of the Trust’s portfolio selection process. However, the disclosure has been revised for clarity. Please see below for the revised “Portfolio Selection Process.”

In accordance with the Staff’s comments, the “Portfolio Selection Process” has been revised as follows:

The Trust seeks to provide investors with a high rate of current monthly income by investing across a broad range of high income paying ETFs. The ETFs invest in various asset classes, including any combination of common stocks, floating-rate securities, high-yield securities (also known as “junk bonds”), investment grade securities, preferred securities, options (utilized to generate additional income from premiums received for writing/selling call options), mortgage-backed securities, U.S. Treasury obligations, senior loans, covenant-lite loans and foreign securities.

The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (considering the consistency and reliability of the dividend of the Funds). With respect to ETFs that invest in fixed-income securities, the Sponsor does not require specific credit quality, maturity or duration investment policies when selecting the ETFs for the portfolio. All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs. The Trust’s portfolio may include both actively managed ETFs and ETFs that track an index.

While not a part of the Trust’s portfolio selection process, through the Trust’s investment in the Funds, the Trust has exposure to depositary receipts and companies with various market capitalizations.

2.The Staff notes the following disclosure, “The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (considering the consistency and reliability of the dividend of the Funds). All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs.” Please disclose any criteria as to credit quality, maturity and duration regarding the underlying fixed income holdings of the ETFs.

Response:The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 1 above.

3.The Staff notes the following disclosure, “While not a part of the Trust’s portfolio selection process, through the Trust’s investment in the Funds, the Trust has principal risk exposure to companies with various market capitalizations.” If the ETFs held by the Trust invest in American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs, and New York Registry Shares, please add that the Trust also invests in ADRs, GDRS, and NYRSs.

Response:The above-referenced disclosure has been revised to include depositary receipts. Please refer to the Trust’s response to Comment 1 above.

4.If any of the ETFs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

5.In the “Portfolio Selection Process,” please clarify whether the Trust will only hold passive ETFs (i.e., index-based ETFs). If the Trust will also hold active ETFs, please add appropriate disclosure, including risks.

Response:The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 1 above.

6.In the “Portfolio Selection Process,” please clarify that the Trust may hold ETFs that invest in companies located in emerging and/or developing markets.

Response:If, based on the Trust’s final portfolio, the Trust has principal exposure to ETFs that invest in emerging and/or developing market companies, appropriate disclosure will be added to the Trust’s prospectus.

7.If the nature of the Trust’s investments in distressed debt securities relate to certain of the ETFs purchasing distressed debt securities directly (rather than from merely holding bonds that become distressed after purchase), please add related strategy disclosure as appropriate.

Response:The Trust notes that it does not anticipate investing in ETFs that purchase distressed debt securities directly. The Trust further notes that distressed debt securities do not rise to a level of principal investment for the Trust. Nevertheless, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. Therefore, the Trust respectfully declines to add distressed debt securities to the “Portfolio Selection Process” section.

Risk Factors

8.While the Staff notes that exchange-traded funds are defined as the “ETFs” or “Funds,” for clarity, please consider using one term (i.e., ETF) throughout the risk section. Otherwise, one could imply that the term “Funds” as used in one risk factor refers to something different than the ETFs, which is the term used in other risk factors.

Response:The Trust respectfully declines to revise the disclosure in accordance with the Staff’s comment, as the Trust believes the current definition of exchange-traded funds as “ETFs” or “Funds” is appropriate for a reasonable investor to comprehend.

9.The Staff notes the following disclosure, “Price Volatility. The Trust invests in ETFs. The value of the Trust’s Units will fluctuate with changes in the value of these Securities. The value of a security fluctuates for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur.” The Staff notes that political and economic events typically do not affect the sponsors of pooled investment vehicles such as ETFs or Funds, but the underlying securities held by the ETFs or Funds. Please consider revising as appropriate.

Response:In accordance with the Staff’s comment, the second sentence of the “Price Volatility” risk has been revised as follows:

The value of the Trust’s Units will fluctuate with changes in the value of the Funds as well as the underlying securities held by the Funds.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon